UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-116323-01

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

(Exact name of registrant as specified in its charter)

Avenida Presidente Vargas, 1012

Rio de Janeiro, RJ – Brazil 20071-910

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Empresa Brasileira de Telecomunicações S.A. - Embratel Series B 11.0% Guaranteed Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Items 1-7.

Not applicable.

Item 8.                         Prior Form 15 Filers

A. On March 14, 2006, Empresa Brasileira de Telecomunicações S.A. – Embratel filed a Form 15 to suspend its reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding its Series B 11.0% Guaranteed Notes due 2008 (the “Notes”) pursuant to Rule 12h-3 under the Exchange Act.

B. Not applicable.

C. As of June 11, 2007, the number of record holders of the Notes on a worldwide basis was 22.

PART II

Item 9.

Not applicable.

PART III

Item 10.                        Exhibits

None.

Item 11.                       Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Empresa Brasileira de Telecomunicações S.A. – Embratel has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Empresa Brasileira de Telecomunicações S.A. – Embratel certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

	By:	/s/ Carlos Henrique Moreira
June 28, 2007	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

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